Exhibit 99.1

1151 Maplewood Drive, Itasca, IL, 60143 T+1 630 250 5100

Knowles Contacts:

Investors	Media
Mike Knapp	Melissa York
Knowles Investor Relations	Knowles Communications
630-238-5236	630-238-5242
Mike.Knapp@Knowles.com	Melissa.York@Knowles.com

Audience Contacts:

Investors	Media and Industry Analysts
The Blueshirt Group
Suzanne Schmidt	Diane Vanasse
415-217-4962	408-242-0027
suzanne@blueshirtgroup.com	dvanasse@audience.com

OR

Melanie Solomon
415-217-4964 melanie@blueshirtgroup.com

Knowles to Acquire Audience

Acquisition accelerates market penetration and expands available market for intelligent audio solutions

ITASCA, Ill. – Apr. 30, 2015 –Knowles Corporation (NYSE: KN), a market leader and global supplier of advanced micro-acoustic solutions and specialty components, today announced it has entered into a definitive agreement to acquire Audience, Inc. (NASDAQ: ADNC). The transaction will expand Knowles’ existing expertise in intelligent audio and signal processing solutions through Audience’s strong engineering team and robust patent portfolio. The highly complementary product and technology portfolios will enable Knowles to deliver comprehensive audio solutions to its existing customers.

Under the terms of the transaction, Knowles will pay approximately $5.00 per share, comprised of $2.50 in cash and $2.50 in Knowles common stock, subject to the collar described below. The transaction values Audience at an enterprise value of approximately $85 million, net of Audience’s cash balance of $44 million as of March 31, 2015.

“We are excited to acquire Audience’s world-leading engineering talent focused on audio processing solutions for mobile devices,” said Jeffrey Niew, President and CEO of Knowles. “This acquisition will benefit our customers and shareholders by broadening our intelligent audio offerings, and will uniquely position us to deliver end-to-end solutions for acoustics – from microphones to signal processing to speakers. These solutions will deliver better performance for our customers and drive higher dollar content as we create new applications for the mobile consumer market. In addition, we expect to realize annualized cost synergies of approximately $25 million and expect the transaction to be accretive by Q4 of 2016.”

“Audience and Knowles have pioneered the revolution in connected device audio capabilities,” said Peter Santos, President and CEO of Audience. “The combination of the audio and sensory intelligence of Audience and the acoustic expertise and scale of Knowles creates a truly unique audio and sensory systems company. We are delighted to see our teams come together, in a way that maximizes shareholder value, stimulates innovation by our employees and delivers a new class of compelling solutions to our customers.”

Transaction Terms

Knowles will acquire all of the outstanding shares of common stock of Audience through a tender offer, followed by a second-step merger. Knowles will offer to acquire Audience’s common stock for $5.00 per share, consisting of $2.50 in cash and $2.50 in Knowles common stock. The stock portion will be subject to a collar such that Audience stockholders will receive 0.107 of a share of Knowles common stock for each share of Audience common stock if the average Knowles trading price during a specified period preceding closing is equal to or greater than $23.35 or 0.138 of a share of Knowles common stock for each share of Audience common stock if the average Knowles share trading price is less than or equal to $18.16. If the average trading price of Knowles stock during this period is between $18.16 and $23.35, Audience stockholders will receive between 0.107 and 0.138 of a share of Knowles common stock for each share of Audience common stock. The closing of the tender offer is subject to customary closing conditions, including regulatory approvals, and the tender of a majority of outstanding shares of Audience’s common stock, and is expected to close in the third quarter of 2015. Knowles will acquire all remaining shares of Audience’s common stock that are not tendered in the tender offer through a second-step merger which will be completed immediately following the tender and without a vote of Audience’s stockholders.

Knowles expects to fund the cash portion of the transaction through existing cash and a draw down from existing credit lines.

Conference Call Details

Additional information on this transaction will be discussed during a Knowles conference call scheduled for 9:30a.m. CT April 30, 2015.

Conference Call and Webcast Information:

Date: Thursday, April 30, 2015

Time: 9:30 a.m. Central time

U.S. Conference Call Number: (877) 359-9508

International Conference Call Number: (224) 357-2393

Pass Code: 37813497

Webcast: http://investor.knowles.com

Advisors

J.P. Morgan Securities LLC acted as financial advisor, and Sidley Austin LLP acted as legal counsel, to Knowles, and Deutsche Bank Securities, Inc. acted as financial advisor, and Wilson Sonsini Goodrich & Rosati, P.C. acted as legal counsel, to Audience.

About Knowles

Knowles Corporation (NYSE: KN) is a market leader and global supplier of advanced micro-acoustic solutions and specialty components serving the mobile communications, consumer electronics, medical technology, military, aerospace and industrial markets. Knowles has a leading position in micro-electro-mechanical systems microphones, speakers and receivers which are used in smartphones, tablets and mobile handsets. Knowles is also a leading manufacturer of transducers used in hearing aids and other medical devices and has a strong position in oscillators (timing devices) and capacitor components which enable various types of communication. Knowles’ focus on the customer, combined with unique technology, rigorous testing and global scale, helps to deliver innovative solutions and consistently dependable and precise products. Founded in 1946 and headquartered in Itasca, Illinois, Knowles has more than 13,000 employees in 15 countries around the world. For more information, visit www.knowles.com.

About Audience

Audience (NASDAQ: ADNC) is the leader in Advanced Voice, and a pioneer in Multisensory processing and natural user experience technology for consumer devices. Its technologies, based in auditory neuroscience, improve the mobile voice experience, as well as enhance speech-based services and audio quality for multimedia. In early 2014, Audience announced its expansion into Multisensory and motion processing. Through the combination of Advanced Voice and Multisensory processing, Audience aims to transform the way consumers engage with devices by enabling seamless natural user experiences and context-aware services. Audience’s products have been shipped in more than 500 million devices worldwide. For more information, see www.audience.com.

Forward Looking Statements

This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Knowles’ and Audience’s Annual Reports on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and other filings Knowles and Audience make with the SEC. Any forward-looking statement speaks of as of the date on which it is made and neither Knowles nor Audience assume any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the proposed merger; uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the tender offer; the possibility that various closing conditions for the tender offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the proposed merger; the effects of disruption from the tender offer or the proposed merger making it more difficult for Knowles or Audience to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Knowles, Audience and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ or Audience’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and other documents filed with the SEC by Knowles or Audience, as well as the Schedule TO to be filed with the SEC by Orange Subsidiary, Inc. Neither Knowles nor Audience undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Audience has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience. Audience’s stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Knowles will file exchange offer materials with the U.S. Securities and Exchange Commission and Audience will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Audience at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Audience free of charge on Audience’s website at audience.com under the heading “Investors” of Audience’s website.

Interests of Certain Persons in the Offer and the Merger

Knowles will be, and certain other persons may be, soliciting Audience stockholders to tender their shares into the exchange offer. The directors and executive officers of Knowles and the directors and executive officers of Audience may be deemed to be participants in Knowles’ solicitation of Audience’s stockholders to tender their shares into the exchange offer. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Knowles and Audience in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

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